January 21, 2026

John Szczepanski
Chief Financial Officer and Principal Accounting Officer
The Children's Place, Inc.
500 Plaza Drive
Secaucus, NJ 07094

       Re: The Children's Place, Inc.
           Form 10-K for the Fifty-Two Weeks Ended February 1, 2025 Form 8-K filed April 11, 2025
           Form 10-Q for the Quarterly Period Ended November 1, 2025 File No. 000-23071
Dear John Szczepanski:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fifty-Two Weeks Ended February, 1 2025
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37

1. You discuss adjusted selling, general and administrative expenses and adjusted operating income leveraged basis points and percentages of net sales without presenting or discussing the most directly comparable GAAP measure with equal or greater
       prominence. Please revise future disclosures to comply with Item 10(e)(1)(i)(A) of
       Regulation S-K or explain why a revision is not necessary. Refer to Question 102.10(a)
       of the Staff   s Compliance and Disclosure Interpretations on Non-GAAP
Financial
       Measures.
Non-GAAP Reconciliation, page 37

2. We note numerous adjustments to your non-GAAP measures in Fiscal 2024. Please tell us your consideration of providing reconciliations in tabular form for clarity. Refer to
       Item 10(e)(1)(i)(B) of Regulation S-K.
 January 21, 2026
Page 2

Form 8-K filed April 11, 2025
Exhibit 99.1, page 1

3. The second line item on page 1 reports the third consecutive quarter of adjusted profit and discussions on pages 3 and 4 discuss adjusted selling, general and administrative expenses and adjusted operating income leveraged basis points and percentages of net sales without presenting or discussing the most directly comparable
       GAAP measure with equal or greater prominence. Please revise future disclosures to comply with Item 10(e)(1)(i)(A) of Regulation S-K or explain why a revision is not
       necessary. Refer to Question 102.10(a) of the Staff   s Compliance and
Disclosure
       Interpretations on Non-GAAP Financial Measures.
4.     Reference is made to page 7. Please tell us the Adjusted net income
(loss) effective tax
       rate for each period presented and explain why it's reasonable. In this regard, tell us your consideration of including current and deferred income tax expense commensurate with this non-GAAP measure of profitability. Refer to Question 102.11 of the
Staff   s
       Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
Form 10-Q for the Quarterly Period Ended November 1, 2025
Financial Statements
Consolidated Statements of Cash Flows, page 6

5. Reference is made to your "Proceeds from rights offering" and "Repayment of related party term loan" line items. We note your disclosure on page 17 that $60.2 million worth of shares was paid with the delivery of indebtedness of borrowed money owed by you to
       Mithaq and you received $29.8 million in gross proceeds from the Rights Offering.
       Please tell us your consideration of reflecting only $29.8 million of proceeds from the
       Rights Offering and a $60.2 million non-cash financing activity in your Consolidated
       Statements of Cash flows. Refer to ASC 230-10-50-3 through 50-6.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Blaise Rhodes at 202-551-3774 or Adam Phippen at 202-551-3336 if you
have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services